EXHIBIT 99.1

Liminal BioSciences Reports Second Quarter 2022 Financial Results and Business Highlights

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$55.8M of cash and cash equivalents at June 30, 2022
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Discontinuation of fezagepras development
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Net loss from continuing operations of $6.5 million during the quarter ended June 30, 2022 compared to $12.6 million during the quarter ended June 30, 2021

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – August 9 2022 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), today reported its financial results for the second quarter ended June 30, 2022.

Liminal BioSciences will host a conference call and webcast to discuss financial results at 8:30 am (ET) on Wednesday August 10, 2022. The telephone numbers to access the conference call are 888-390-0620 and 416-764-8651. An audio replay of the call will be available as of Wednesday August 10, 2022 at 11:30 am (ET). The numbers to access the audio replay are 416-764-8677 and 1- 888-390-0541 using the following password (617941 #). A live audio webcast of the conference call will be available by clicking here.

“As announced on July 21, 2022, we met our stated milestone of obtaining clear data from the Phase 1a single-ascending dose clinical trial of fezagepras in early Q3 2022,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “The decision to discontinue the development of fezagepras allows us to focus our resources on our current pipeline, including our GPR84 and OXER1 antagonist preclinical programs. We look forward to nominating our lead candidate for the Company’s GPR84 antagonist program, which is expected to take place by the end of 2022.“

Second Quarter 2022 Financial Results

All figures presented in this section are in Canadian dollars.

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Cash and cash equivalents were $55.8 million at June 30, 2022 while our working capital, i.e., the current assets net of current liabilities, was $35.0 million.

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Research and development expenses were $3.9 million for both of the second quarters of 2022 and 2021, with increases in professional fees and preclinical expenses of $0.2 million each, offsetting decreases in intangible assets depreciation expense of $0.4 million.
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Administration expenses were $4.6 million for the second quarter of 2022 compared to $8.6 million for the second quarter of 2021, representing a decrease of 46%. The decrease in administration expenses is primarily due to a decrease of $2.5 million in expense as a result of reduced directors’ and officers’ insurance premiums resulting from the change in the Company’s registered office from Québec to Ontario in the later part of 2021, a reduction in share-based payment expense of $0.6 million and in professional fees of $0.4 million.
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Net loss from continuing operations, net of taxes was $6.5 million for the second quarter of 2022 compared to $12.6 million for the second quarter of 2021. The decrease in loss was mainly due to reductions in administration expenses of $3.9 million, reflecting the reduction in insurance expense, a decrease in finance costs of $0.8 million due to the repayment of the Company’s long-term debt and an increase in foreign exchange gains of $1.3 million.
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Total income (loss) from discontinued operations was income of $0.3 million for the second quarter of 2022 compared to a loss of $19.5 million in the second quarter of 2021. This decrease was mainly due to the fact that the quarter ended June 30, 2021 included the results of operations of the plasma collection activities for approximately half of the quarter, up to the time of sale, and those from the Ryplazim® activities for the entire quarter ended June 30, 2021, where during the quarter ended June 30, 2022, our discontinued operations income or losses were mainly affected by changes in the contract and development manufacturing organization, or CDMO, lease liability and provision, remnants of the plasma-derived therapeutic segment, caused by increases in the inflation rate and variations in the discount rate. These operating losses, which decreased by $30.5 million during the second quarter of 2022 compared to the second quarter of 2021 were partially offset by a decline in gains on the sale of the discontinued operations, by $10.7 million, as we only had these transactions during the second quarter of 2021.
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Net loss was $6.2 million for the second quarter of 2022 compared to a loss of $32.1 million for the second quarter of 2021.

Post-Quarter Developments

In July 2022, we discontinued development of fezagepras, our small molecule product candidate. The decision to discontinue the development of fezagepras was based on results from the Phase 1a single-ascending dose, or SAD, clinical trial, which indicated that fezagepras was significantly inferior compared to sodium phenylbutyrate as a nitrogen scavenger. The Phase 1a SAD clinical trial of fezagepras initiated in May 2022 was designed as a head-to-head comparison with sodium phenylbutyrate to provide us with further data to determine whether fezagepras was worth developing for one of the potential indications where nitrogen scavenging is beneficial. The recommendation to stop the development program for fezagepras was not based on safety concerns.

In August 2022, we acquired for a nominal amount, 100% of the outstanding preferred and common shares of our subsidiary, Pathogen Removal Diagnostic Technologies Inc., or PRDT, resulting in the Company now having 100% control of PRDT. PRDT owns certain prion reduction technology, which is considered a non-core asset of the Company, and is the licensee of certain prion reduction technology. As a result of the acquisition of the non-controlling interest, or NCI, in PRDT, we will no longer be presenting a balance pertaining to the NCI on our consolidated statement of financial position or in the consolidated statement of operations, from the date of the transaction.

About Liminal BioSciences Inc.

Liminal BioSciences is a development-stage biopharmaceutical company focused on discovering and developing distinctive novel small molecule therapeutics for inflammatory, fibrotic, and metabolic diseases using our drug discovery platform with a data-driven approach. The Company is currently developing GPR84 antagonists and OXER1 antagonists. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things: advancement of Liminal Biosciences’ product candidates, including the timing of the designation of a lead product candidate for the Company’s GPR84 antagonist program; the potential development of the Company’s R&D programs; the timing of initiation or nature of preclinical and clinical trials and potential therapeutic areas; and our ability to build value for our shareholders and reduce costs relating to contracts associated with the previous operations of the organization.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of preclinical and clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; the ability to resolve the Nasdaq listing deficiency and regain compliance with the Nasdaq Listing Rules; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2021, as well as other filings and reports Liminal Biosciences’ may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881